Exhibit 99.1
VectivBio Announces Japan License Deal and Loan Facility Agreement, Providing up to $117 Million to Fuel the Company Through Key Catalysts
•Exclusive License with Asahi Kasei Pharma to develop and commercialize Apraglutide in Japan includes $30 million upfront cash payment, eligibility for up to $170 million in development and commercial milestones and double-digit royalties on apraglutide sales in Japan
•Loan facility established with Kreos Capital, a leading global growth lender to life sciences and healthcare companies, granting the company access of up to $75 million, with a minimum commitment to draw down $10 million
•VectivBio to hold FY 2021 Earnings Call and Business Update on April 7, 2022, at 8:00 a.m. ET
BASEL, Switzerland, March 30, 2022 – VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare conditions, today announced that it has entered two agreements that will strengthen the company’s balance sheet, bolster the company’s operations and expand apraglutide’s commercial potential beyond VectivBio’s core markets in the US and EU. The two agreements, together with VectivBio’s cash and cash equivalents as of December 31, 2021 of $103 million, provides up to $220 million in operating capital.

The company entered into an exclusive licensing agreement with Asahi Kasei Pharma Corporation (“Asahi Kasei Pharma”) to develop and commercialize apraglutide, a next-generation, long-acting GLP-2 analog, for the treatment of short bowel syndrome with intestinal failure (SBS-IF), steroid-refractory acute graft-versus-host disease (aGVHD) and future indications in Japan. Under the terms of the agreement, VectivBio will receive an upfront cash payment of approximately $30 million ($5 million of which is the first installment of Asahi Kasei Pharma’s development cost-sharing) and eligibility for up to approximately $170 million in milestone payments if certain development, regulatory and commercial events are achieved. VectivBio is also eligible to receive tiered, double-digit, escalating royalties on sales of apraglutide in Japan. Asahi Kasei Pharma has a right to participate in the development of new indications and lead and fund all development, registration and commercialization activities in Japan.

“We are excited to partner with Asahi Kasei Pharma, a leader in the Japanese pharmaceutical industry with a proven history of successful drug development, commercialization and global collaborations. This agreement accelerates the development of apraglutide in Japan, a key market outside our core commercial strategy. Moreover, it validates apraglutide’s best or first-in-class potential across a range of GI conditions and VectivBio’s ability to execute global development programs which includes Asia,” said Luca Santarelli, M.D., Ph.D., Founder and Chief Executive Officer of VectivBio.

“We are pleased to enter into this agreement with VectivBio, whose expertise in identifying and developing novel therapies to treat rare conditions makes them an attractive partner for Asahi Kasei Pharma. GLP-2 presents a well-established mechanism to impact gut health, protecting against damage and regenerating the GI tract, and apraglutide’s profile to date further suggests it may possess best-in-class physiological properties compared to other GLP-2 agonists,” said Yoshikazu Aoki, Ph.D., President of Asahi Kasei Pharma.

VectivBio also entered into a loan facility with Kreos Capital, a leading global growth lender to life sciences and healthcare companies, granting it access of up to a $75 million flexible loan facility with a minimum required drawdown of $10 million.

“The combination of these two deals provides us with increased optionality as we pursue our development priorities and continue to build our company into a global rare disease leader, extending our cash runway well beyond our major catalysts,” said Luca Santarelli.

“This is an exciting time for VectivBio as the Company progresses through the clinical development of apraglutide. We are very pleased to support the Company in bringing a new treatment to market for patients with SBS-IF. We have been very impressed by the team from the start and look forward to supporting them on this journey,” added Maurizio PetitBon, General Partner at Kreos Capital.

Fiscal Year 2021 Earning’s and Business Update Conference Call

The Company will be holding a conference call to discuss 2021 results and provide a business update on Thursday, April 7, 2022, at 8:00 a.m. ET.

To participate in the call, please dial 855-307-5413 (domestic) or 929-517-0945 (international) and refer to conference ID number 9892600. A webcast will be accessible under Events and Presentations in the Investors & Media section of VectivBio’s website at ir.vectivbio.com. An archived replay of the webcast will be available on VectivBio’s website approximately two hours after the conference call and will be available for 30 days following the call.

About VectivBio AG
VectivBio (Nasdaq: VECT) is a global clinical-stage biotechnology company focused on transforming and improving the lives of patients with severe rare conditions. Lead product candidate apraglutide is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). CoMET leverages innovative chemistry, based on a proprietary stabilized pantetheine backbone, to restore fundamental cellular metabolism in pediatric populations with IMDs characterized by a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidimias.

About Asahi Kasei Pharma

In accordance with the Asahi Kasei Pharma Mission "To sincerely care for each individual life and solve their unmet medical needs with a wealth of ideas and solid science," Asahi Kasei Pharma operates pharmaceutical and diagnostic businesses in the Health Care Business Unit of the Asahi Kasei Group. For more information, please visit https://www.asahikasei-pharma.co.jp/en/.

About Kreos Capital

Kreos Capital is the leading growth debt provider in Europe and Israel, backing high-growth companies through every stage of their life-cycle. Kreos targets investments in all areas of the Technology and Healthcare sectors and, to date, has committed in excess of €3.7 billion in more than 670 portfolio company transactions, across 17 countries. With over $1.5 billion in current funds under management Kreos can invest between €2 million and €100 million per transaction in both public and private companies across all stages.

Learn more at www.vectivbio.com, and follow us on LinkedIn and Twitter.

Forward Looking Statements

Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning the Company’s plans regarding the use of funds from the debt facility with Kreos Capital and the prospects of its platform, as well as potential upcoming data readouts from its clinical trials. All of such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to: the impacts of the Russian/Ukrainian war and the ongoing COVID-19 pandemic, including interruptions or other adverse effects on clinical trials and delays in regulatory review; delay in or failure to obtain regulatory approval of VectivBio’s product candidate and successful compliance with FDA and other governmental regulations applicable to product approvals; the risks inherent in drug development and in conducting clinical trials; and those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Registration Statement on Form F-1 declared effective by the Securities and Exchange Commission on April 8, 2021 and its other subsequent filings with the Securities and Exchange Commission. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

VectivBio Contacts:

Claudia D’Augusta
VectivBio Chief Financial Officer
claudia.daugusta@vectivbio.com

Investors & Media:
ir@vectivbio.com